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                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

(CHECK ONE):  /X/Form 10-K / /Form 20-F / /Form 11-K / /Form 10-Q / /Form N-SAR


                 For Period Ended: June 30, 1996
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                 /  / Transition Report on Form 10-K
                 /  / Transition Report on Form 20-F
                 /  / Transition Report on Form 11-K
                 /  / Transition Report on Form 10-Q
                 /  / Transition Report on Form N-SAR
                 For the Transition Period Ended:
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant
  InSight Health Services Corp.
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Former Name if Applicable
  4400 MacArthur Blvd., Suite 800
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Address of Principal Executive Office (Street and Number)
  Newport Beach, CA 92660
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

InSight Health Services Corp. ("Company") was incorporated in February 1996 and became subject to the reporting requirements of the Securities Exchange Act of 1934 on June 26, 1996, upon the consummation of a merger which resulted in two public companies. Maxum Health Corp. ("Maxum") and can Health Services Corp. ("AHS"), becoming wholly-owned subsidiaries of the Company. The merger was accounted for under the purchase method of accounting. Maxum was deemed the acquiror for accounting purposes and Maxum's financial statements therefore became the Company's financial statements as of June 26, 1996. The Company's fiscal year ended June 30, 1996. On August 12, 1996, the Company filed a transition report on Form 10-Q (including unaudited financial statements) with respect to each of Maxum and AHS, whose fiscal years ended December 31, 1995, for the transition period from January 1, 1996 to June 26, 1996 ("Transition Period"). The Company's first Annual Report on Form 10-K, which covers the period ended June 30, 1996 ("Form 10-K"), will include audited financial statements for each of Maxum and AHS for the Transition Period in addition to audited financial statements for the Company for the period from January 1, 1996 to June 30, 1996, and for the years ended December 31, 1995, 1994 and 1993. The Company was unable to file the Form 10-K in a timely fashion without unreasonable effort or expense because (i) its financial and legal staff have been devoting substantial time to other post-merger matters which have detracted from their ability to complete the Form 10-K, and (ii) factors associated with the merger, including the different fiscal years of the Company and its predecessors and the transition reporting requirements, have made compliance with the Form 10-K disclosure requirements more complicated and therefore more time consuming than anticipated.

                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/84)



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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
      Thomas V. Croal                        714                476-0733
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                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

(4) EXPLANATION OF CHANGE IN RESULTS OF OPERATIONS.

    The Form 10-K will include audited statements of operations for the Company for the six months ended June 30, 1996, and the Management's Discussion and Analysis part of the Form 10-K will include unaudited results of operations for the six months ended June 30, 1995.

    As noted in response to Part III, because Maxum was the acquiror for accounting purposes in connection with the merger, Maxum's financial statements became the Company's financial statements as of June 26, 1996. Because the post-merger operating results from June 27, 1996 to June 30, 1996 are deemed by the Company to be immaterial to its operating results as a whole, the historical operating results reflected in the Form 10-K, including those for the six months ended
    June 30, 1996, will be those of Maxum. On a going forward basis, however, the Company's operating results will be the consolidated results of its operating subsidiaries, Maxum and AHS.

    The Company expects to report losses before extraordinary gain of approximately $(4,093,000) for the six months ended June 30, 1996, as compared to losses before extraordinary gain of approximately $(979,000) for the comparable period in 1995. The results for the Company's six months ended June 30, 1996 were primarily negatively impacted by (i) the write-off of approximately $1,500,000 of goodwill and intangible assets related to two centers, (ii) increased costs of services related to closing two small centers and returning certain mobile facilities (approximately $700,000), and (iii) increased interest expense (approximately $500,000).

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                       InSight Health Services Corp.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date September 27, 1996               By /s/ THOMAS V. CROAL
        --------------------------------     ---------------------------------
                                             Thomas V. Croal, Exec. V.P. & CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
_______________________________________________________________________________


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).